Filed by First Citizens Bancshares, Inc.

(Commission File No.: 001-16715)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

The following article was published on www.thestate.com:

SC’s First Citizens merging with North Carolina bank, to be headquartered in Raleigh

By KRISTY EPPLEY RUPON

krupon@thestate.com June 11, 2014 Updated 13 hours ago

COLUMBIA, SC — Columbia-based First Citizens Bank and Trust is being bought by its North Carolina cousin, First Citizens Bank of North Carolina, in a deal worth up to $676.4 million.

The deal – between separate companies that share common ownership – is expected to close this fall. It would create the largest family-controlled bank in the United States and the sixth-largest bank headquartered in the Southeast by asset size, according to a press release issued by the banks.

The combined company will be headquartered in Raleigh and led by Frank B. Holding Jr., the third-generation owner of the North Carolina bank. Jim Apple, chairman and chief executive of the South Carolina-based bank, plans to retire in the fall when the deal is complete, the banks said.

“We see so many positives to joining with a bank that has a similar culture and brings 116 years of experience in financial services,” Apple said in a prepared statement. “This agreement makes compelling strategic sense. The combined First Citizens Bank, with its robust product and service offerings and customer focus, will carry on a tradition of financial strength and growth.”

It was unknown late Tuesday, when the merger was announced, how jobs in South Carolina would be affected, spokeswoman Angela English said. She said there is little overlap in branches, so few are likely to be shuttered. However, many strategic decisions will be made at a later date after a leadership team and board of directors, comprised of members from both organizations, is announced, she said.

“Both companies are very committed to the communities we serve,” English said. “It's too early to say since they haven't named the leadership teams.”

She said the “strategic merger” could benefit customers by giving them a broader network of branches and ATMs, and a more comprehensive array of products and services.

“It's really a win for our customers and our shareholders in the communities,” she said.

Last year, Columbia-based First Citizens opened a banking café on downtown’s Main Street and undertook a more than year-long renovation of the historic Brennen building.

English said the two companies have worked together for years in a vendor-client relationship, with the North Carolina bank providing services to the S.C. bank including information technology and data processing.

The combined bank will have assets of $30.7 billion, deposits of $26.1 billion, loans of $18 billion, and more than 575 branches in 18 states and Washington, D.C.

The North Carolina bank, controlled by First Citizens BancShares Inc., is 116 years old. In 1964, three brothers from the Holding family branched out to buy Anderson Bank of Dillon, which later became First Citizens Bancorp., the S.C. bank.

“The banks have really shared a lot of the same culture and values,” said Barbara Thompson, spokeswoman for the North Carolina bank. “This is a major milestone.”

The North Carolina bank, which is traded on the NASDAQ stock exchange, has been in growth mode, Thompson said. The bank did not take federal money from the Troubled Asset Relief Program and has been one of the largest acquirers of failed banks in the United States in the years following the recession, she said. Earlier this year, it bought Mountain First Bank in Western North Carolina.

The merger requires regulatory and shareholder approval from both banks. A conversion to the North Carolina bank’s systems likely would not take place until 2015, English said, and customers should continue to bank as normal.

Each share of First Citizens Bancorp. will convert automatically into the right to receive four shares of First Citizens BancShares Class A common stock and $50 in cash. Alternately, shareholders can elect for each share of First Citizens Bancorp. common stock to be converted into 3.58 shares of First Citizens BancShares Class A common stock and 0.42 shares of First Citizens BancShares Class B common stock.

Depending on the shareholders’ decisions, the deal will be valued between $636.9 million and $676.4 million.

This information may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed in First Citizens BancShares’ filings with the SEC.

 In connection with the proposed merger, First Citizens BancShares will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement that will include a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Once available, a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents will also be available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

•	First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/corporate-profile/, direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.
•	First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, direct a proxy request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.